

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Via U.S. Mail and Fax (918-488-1530)

Mr. Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137-3575

> **Re: Empire Petroleum Corporation**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2009, amended February 9, 2009**
> **File No. 001-16653**

Dear Mr. Whitehead:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Chris White
                                    Branch Chief